FORM 4                             U.S. SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549
Check this box if no longer
subject to Section 16. Form 4   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
or Form 5 obligations may
continue. See Instruction 1(b).

                                              Filed pursuant to
                                  Section 16(a) of the Securities Exchange
                                     Act of 1934, Section 17(a) of the
                                   Public Utility Holding Company
                                   Act of 1935 or Section 30(f) of the
                                     Investment Company Act of 1940


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(Print or Type Responses)

1.  Name and Address                2. Issuer Name and Ticker                        6. Relationship of Reporting
    of Reporting Person                or Trading Symbol                                Persons to Issuer

    The National Association           The Nasdaq Stock Market,                                (Check all applicable)
    of Securities Dealers, Inc.        Inc.:  Nasdaq                                     Director                 X  10% Owner
                                                                                     ---                         ---
   (Last)    (First)   (Middle)     3. IRS or Identification    4.  Statement for        Officer (give title         Other (specify
                                       Number of Reporting          Month/Year       ---              below)     ---         below)
                                       Person (Voluntary)
    1735 K Street, N.W.                                             March, 2002

                 (Street)                                       5.  If Amendment,    7. Individual or Joint/Group Filing (Check
                                                                    Date of             Applicable Line)
                                                                    Original
                                                                    (Month/Year)         X   Form filed by One Reporting Person
    Washington,                DC                  20006                                ---
                                                                                             Form filed by More than One
      (City)                 (State)               (Zip)                                ---  Reporting Person


                                          Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security                2. Trans-   3. Transac-   4. Securities Acquired  5.  Amount of      6. Ownership  7. Nature
         (Instr. 3)                     action      tion          (A) or Disposed of       Securities        Form:         of
                                        Date        Code          (D)(Instr. 3, 4 and      Beneficially      Direct (D)    Indirect
                                                    (Instr. 8)    5)                       Owned at End      or            Bene-
                                       (Month/                                             of Month          Indirect      ficial
                                        Day/                                               (Instr. 3 and 4)  (I)           Owner-
                                        Year)                                                                (Instr. 4)    ship
                                                                                                                           (Instr.
                                                                                                                           4)
                                                                         (A)
                                                   Code  V       Amount  or (D)  Price
                                                                 (See
                                                                 Note 1)

Common Stock, par value $0.01
per share                             03/08/02      S          20,307,357   D      *       43,225,976           D
Series A, Cumulative Preferred
Stock, par value $0.01 per share      03/08/02      P           1,338,402   A      *        1,338,402           D
Series B, Cumulative Preferred
Stock, par value $0.01 per share      03/08/02      P               1       A      *            1               D

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                         (Over)



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FORM 4 (continued)         TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of  2. Conver-  3. Trans-  4. Trans-  5. Number of  6. Date Exer-  7. Title and  8.Price  9. Number  10.Owner- 11. Na-
    Deriva-      sion or     action     action     Derivative    cisable and    Amount of    of        De-        ship       ture
    tive         Exercise    Date       Code       Securities    Expiration     Under-       Deriv-    rivative   Form       of In-
    Security     Price       (Month/    (Instr.    Acquired      Date (Month/   lying        ative     Securi-    of         direct
    (Instr. 3)   of           Day/      8)         (A) or        Day/Year)      Securities   Secur-    ties       Deriva-    Bene-
                 Deri-        Year)                Disposed of                  (Instr. 3    ity       Benefi-    tive Se-   ficial
                 vative                            (D) (Instr.                  and 4)     (Instr. 5)  cially     curity:    Own-
                 Security                          3, 4 and 5)                                         Owned at   Direct     ership
                                                                                                       End of     (D) or    (Instr.
                                                                                                       Month      Indirect   4)
                                                                                                      (Instr. 4)  (I)
                                                                                                                  (Instr.
                                                                                                                  4)

                                        Code   V    (A)  (D)   Date  Expira-  Title  Amount or
                                                               Exer- tion            Number of
                                                               cis-  Date            Shares
                                                               able
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Explanation of Responses:

*On February 20, 2002, The National Association of Securities Dealers, Inc. (the "NASD") entered into an agreement with The Nasdaq Stock Market, Inc. (the "Nasdaq") to sell to Nasdaq 33,768,895 shares of Nasdaq Common Stock, $0.01 par value per share (the "Common Stock"). Pursuant to the terms of the agreement, Nasdaq purchased the shares of Common Stock from the NASD for approximately $439,000,000 in aggregate consideration, paid in a combination of cash and shares of newly issued Series A Preferred Stock and Series B Preferred Stock.

The Agreement was completed in two stages. The first stage closed on February 21, 2002, with Nasdaq repurchasing 13,461,538 shares of Common Stock from the NASD for an aggregate cash consideration of $174,999,994. The second stage closed on March 8, 2002, with Nasdaq repurchasing 20,307,357 shares of Common Stock from the NASD for cash consideration of $130,155,441, 1,338,402 shares of Series A Cumulative Preferred Stock par value of $0.01 per share and one share of Series B Preferred Stock par value $0.01 per share.

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**  Intentional misstatements or
    omissions of facts constitute
    Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                      By: /s/    T. Grant Callery              April 9, 2002
                                                                       -------------------------     ------------------------------
   Note: File three copies of this Form, one of which must be          Name:  T. Grant Callery                    Date
         manually signed. If space provided is insufficient,           Title: Senior Vice
         see Instruction 6 for procedure.                                     President and General
                                                                              Counsel
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